February 24, 2005


Via Facsimile at (011-44-207) 367-0220 and Air Mail

Elizabeth L. Katkin, Esq.
John M. Basnage, Esq.
Hogan & Hartson L.L.P.
One Angel Court
London, EC2R 7HJ, U.K.

	Re:	Harmony Gold Mining Company Limited
      	Amendment No. 3 to Form F-4 Filed on February 18, 2005
      File No. 333-120975

		Schedule TO-T/A Filed on February 18, 2005
      File No. 5-78350

Dear Messrs. Katkin and Basnage:

      We have the following comments on the above filings:

Schedule TO-T

1. See your reference to Exhibit (a)(4)(iv). We presume that you intended to incorporate by reference the information contained in the preliminary prospectus, dated February 18, 2005 as amended.
Please
revise accordingly.

Form F-4

General
2. We note your indication throughout the prospectus that the subsequent offering period may remain open for fewer than 14 calendar days. Please supplementally advise us as to the reasons why the subsequent offering period may be open for a shorter period than originally anticipated. Further, please revise the prospectus to state, if true, that the subsequent offering period will remain open for a minimum of 3 business days pursuant to Rule 14d-11. Finally, please also elaborate upon the circumstances in which withdrawal rights may be available, as you have indicated that they do not apply, "except in limited circumstances."
3. Please ensure that you have updated your prospectus to reflect the most recent available information. See, for example, the disclosure that appears under "Exchange Rate Information" on page 26 and the "Market Price and Dividend Data" on page 172. Further, in several places in this filing, the date of this prospectus is referred to as
February 2, 2005, instead of February 18, 2005.
4. Please ensure that the prospectus has been revised to reflect that you may end up terminating the offer in advance of the currently scheduled Expiration Date. We note that you acknowledge that the initial offer period may expire before March 18, 2005, however, you should go into additional detail as to why it may expire sooner, what notice you will give as to when it may expire and that, under those circumstances, withdrawal rights will be unavailable.
5. In your Review for the Quarter Ended 31 December 2004 filed on February 4, 2005, you state that the Independent Competent Persons Report "is expected soon." We remind you to advise shareholders of the status of this report and, in the event the results of the report materially differ from those previously reported, be prepared to allow shareholders additional time to digest this information if it is made available at or close to the expiration of the offer.
6. See prior comment 2. We note that it appears that you have revised the numerical references to "fractional cents," however, you continue to depict these amounts in fractions that are not rounded to an amount that is issuable for practical purposes. Please round these figures to the nearest cent.
Experts, page 178
7. In response to prior comment 7, we are in receipt of your request that we waive the requirement to obtain a written consent from PricewaterhouseCoopers Inc., Gold Fields` independent auditors for its year ended June 30, 2004. Based on the information contained in
Marian Petro van der Walt`s affidavit, the staff will grant your waiver request concerning PricewaterhouseCoopers` written consent in the Form F-4. Harmony should provide disclosures in the F-4 alerting investors that, without naming the auditor, the auditor has not consented to the use of the audit report and describing the reasons for the omission of the consent. Please ensure that you do not expressly or implicitly purport to disclaim your liability for the Gold Fields financial statements. Also, disclose any limitation on recovery by investors posed by the lack of consent. These disclosures should appear in the "Experts" section of the F-4.

      We will consider your request for acceleration of the effective date, and any request from underwriters, if applicable, as confirmation of the fact that those making the request are aware of their obligations under the Securities Act of 1933. Under delegated authority, we will grant a request for acceleration of the effective date upon resolution of the comments outstanding in connection with our review of this Form F-4.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response.

      Please contact me at (202) 942-2801 with any questions. You may also reach me via facsimile at (202) 942-9638.


							Sincerely,


							Mara L. Ransom
							Special Counsel
							Office of Mergers and
Acquisitions

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February 24, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE